Exhibit 99.1

Electra Postpones Fourth Quarter 2022 Results Conference Call and Webcast

TORONTO--(BUSINESS WIRE)--April 3, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”) today announced that the Company has postponed its conference call and webcast previously scheduled for today pending the filing and release of its fourth quarter and year-end financial results for 2022.

The Company anticipates filing its financial results on or before Wednesday April 5, 2023 and will announce the new date and time of its conference call and webcast accordingly.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891